Exhibit 99.2

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067 ACN 112 202 883

Telephone:  +61 8 8274 2128          Facsimile: +61 8 8132 0766   www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

Not for release to US wire services or distribution in the United States.

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE SHAREHOLDERS APPROVE RE-DOMICILIATION

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (the “Company” or “Sundance”) is pleased to announce that Sundance shareholders today voted in favour of the scheme of arrangement in relation to the Company’s proposed re-domiciliation from Australia to the United States (the “Scheme”), under which a newly formed US corporation (“Holdco”) will become the ultimate parent company of the Sundance group of companies following the implementation of the Scheme.

Voting results of the Scheme Meeting

For the purposes of ASX Listing Rule 3.13.2 and section 251AA(2) of the Corporations Act 2001 (Cth), Sundance advises that the resolution to approve the Scheme as set out in the Notice of Scheme Meeting (Scheme Resolution) was passed by the requisite majorities of Sundance shareholders, with:

•                  68.11% of Sundance shareholders present and voting at the Scheme Meeting (in person or by proxy) being in favour of the Scheme Resolution; and

•                  95.27% of the total number of votes cast on the Scheme Resolution being in favour of the Scheme Resolution.

The voting results of the Scheme Meeting are attached to this announcement.

Next steps

Sundance will seek orders from the Federal Court of Australia (Court) for the approval of the Scheme at the Second Court Hearing, scheduled for Thursday, 14 November 2019.

If the Court approves the Scheme, Sundance expects to lodge the Court orders with the Australian Securities and Investments Commission (ASIC) on the same date so that the Scheme becomes legally effective on Thursday, 14 November 2019. If this occurs, Sundance Shares will be suspended from trading with effect from the close of trading on ASX on Thursday, 14 November 2019.

In accordance with the terms of the Scheme, Sundance shareholders will receive one share in Holdco for every 100 Sundance shares held by Sundance shareholders on the Scheme Record Date (currently proposed as 7:00 pm (Sydney time) on Tuesday, 19 November 2019).

Key dates for implementation of the Scheme

The key dates for implementation of the Scheme are set out below:

Second Court Date for approval of the Scheme	14 November 2019
Effective Date Sundance shares suspended from trading on ASX from close of trading on ASX	14 November 2019
Share Sale Facility election for eligible Sundance shareholders who wish to participate in the Share Sale Facility.	5:00 pm (Melbourne time) on 19 November 2019
Scheme Record Date for determining entitlement to the Scheme consideration.	7:00 pm (Sydney time) on 19 November 2019
Implementation Date Issue of Holdco shares to Scheme shareholders	26 November 2019
Nasdaq trading of Holdco shares to commence	Promptly following the Implementation Date
Share Sale Facility Proceeds distributed to those Scheme shareholders who participate in the Share Sale Facility	The sale and distribution may require several months.

This timetable is indicative only and, among other things, is subject to the satisfaction of or, where applicable, waiver of the conditions precedent set out in the Scheme Implementation Agreement, and to all necessary shareholder, Court and regulatory approvals. Sundance has the right to vary any or all of these dates and times, subject to the approval of such variation by the ASX, the Court and Holdco, where required. Any variation to the timetable set out above will be announced to ASX and published on Sundance’s website at www.sundanceenergy.com.au. Further details are set out in the Scheme Booklet.

Sundance Energy Australia Limited

Scheme Meeting

Friday, 08 November 2019
Voting Results

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).

Resolution details	Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll			Resolution Result
Resolution	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
Approve the Scheme of Arrangement	274,394,442 94.35%	15,555,067 5.35%	883,680 0.30%	111,724	314,825,605 95.27%	15,628,567 4.73%	111,724	Carried

					Number of shareholders voting on the poll
					For	Against	Abstain*
					314 68.11%	147 31.89%	5

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with headquarters in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the US Securities and Exchange Commission available at www.sec.gov.

Forward-Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Not for Release to US wire services or Distribution in the United States

This announcement has been prepared for publication in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

For more information, please contact: United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: +61 (0)418 834 957 or +61 8 8274 2128